UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Jones Lang LaSalle Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

48020Q107
(CUSIP Number)

Alexander Marshall
Generation Investment Management LLP
20 Air Street
7th Floor
London W1B 5AN, United Kingdom
(44) (0) 207-534-4700

With a copy to:

Warren S. de Wied
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 4, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Generation Investment Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
24,317

	8	SHARED VOTING POWER
3,389,852

	9	SOLE DISPOSITIVE POWER
24,317

	10	SHARED DISPOSITIVE POWER
3,389,852

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,414,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Generation Investment Management US LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,636,993

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,636,993

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,636,993

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Generation IM Fund plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
973,803

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
973,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
973,803

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Generation IM Global Equity Fund LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
720,390

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
720,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
720,390

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.  Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Jones Lang LaSalle Inc., a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 200 East Randolph Drive, Chicago, Illinois 60601.

Item 2.  Identity and Background.

(a) This statement is being filed jointly by the following persons (collectively, the “Reporting Persons”):
•	Generation Investment Management LLP, a limited liability partnership registered in England and Wales (“GIM LLP”);
•	Generation Investment Management US LLP, a Delaware limited liability partnership (“GIM US LLP”);
•	Generation IM Fund plc, an Ireland public limited company (“GIM Fund plc”); and
•	Generation IM Global Equity Fund LLC, a Delaware limited liability company (“GIM Fund LLC”)

(b) and (c)

GIM LLP

GIM LLP is an investment management firm authorized and regulated by the United Kingdom Financial Conduct Authority as an Alternative Investment Fund Manager and reports to the U.S. Securities and Exchange Commission (“SEC”) as an Exempt Reporting Adviser. GIM LLP is the alternative investment fund manager of GIM Fund plc and the sub-advisor to GIM Fund LLC. The address of the principal business office of GIM LLP is 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.

GIM US LLP

GIM US LLP is registered as an investment adviser with the SEC, and primarily provides investment advisory services to clients based in the United States and certain sub-advisory services to GIM LLP. GIM US LLP is the manager of GIM Fund LLC. Pursuant to a sub-advisory services agreement, GIM US LLP utilizes the services and assistance of GIM LLP in providing investment management services to its advisory clients including for the shares of Common Stock of Issuer held by GIM Fund LLC.  The address of the principal business office of GIM US LLP is One Bryant Park, 48th Floor, New York, NY 10036.

GIM Fund plc

GIM Fund plc is an umbrella fund with segregated liability between sub-funds with the investment objective to generate long term capital appreciation by investing in a long-only concentrated portfolio of global equity securities. The principal business address of GIM Fund plc is Georges Court, 54-62 Townsend Street, Dublin 2, Ireland. The name, business address, present principal occupation or employment and citizenship of each director of Generation IM Fund plc are set forth in Schedule I hereto and are incorporated herein by reference.

GIM Fund LLC

The business of GIM Fund LLC is to purchase, sell, invest and trade in securities, and to engage in any financial or derivative transactions relating thereto or otherwise. The principal business address of GIM Fund LLC is c/o One Bryant Park, 48th Floor, New York, NY 10036.

(d) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the persons listed on Schedule I, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Item 2(a) above.

Item 3.  Source or Amount of Funds or Other Consideration.

As of May 5, 2017, as reflected in this Statement, the Reporting Persons beneficially owned an aggregate of 3,414,169 shares of Common Stock (the “Shares”). The amount of funds required to purchase the Shares was approximately, $346,476,243.21, including brokerage commissions. The source of the funds used to purchase the Shares was the assets of private funds and separate accounts managed by GIM LLP.

Item 4.  Purpose of Transaction.

The general investment approach of the Reporting Persons across their investment portfolios combines the use of sustainability research and a long-term view in investments designed to maximize shareholder interests. The Reporting Persons believe that the interests of shareholders generally, over time, will be best served by companies that maximize their financial return by strategically managing their economic, social and environmental performance.

The Shares were acquired for investment purposes.  Recently, the Reporting Persons have become concerned regarding the Issuer’s corporate governance practices in light of the scope and breadth of the retirement package provided to Colin Dyer, the Issuer’s former Chief Executive Officer, the structure of the Issuer’s executive compensation program, and the apparent lack of alignment between the financial performance of the Issuer and its executive compensation practices.

In an email on May 4, 2017, the Reporting Persons expressed to Institutional Shareholder Services an intent to vote against the re-election of the members of the Compensation Committee to the Board of Directors of the Issuer (the “Board”) and against the Issuer’s say-on-pay proposal at the Issuer’s 2017 Annual Meeting of Shareholders scheduled to be held on May 31, 2017 (the “Annual Meeting”).  The Reporting Persons continue to evaluate the appropriate approach to voting the Shares at the Annual Meeting.   However, the Reporting Persons’ present intention is to: (i) abstain from voting in respect of the election of Ming Lu (Chairman of the Compensation Committee), Hugo Bagué, Samuel A. Di Piazza, Jr, Dame DeAnne Julius, and Shailesh Rao (each of whom served as a member of the Issuer’s Compensation Committee in 2016) to the Issuer’s Board; (ii) vote against the election of Sheila A. Penrose (Chairman of the Board); (iii) vote against the Issuer’s “say on pay” proposal regarding executive compensation (Proposal 2); and (iv) vote against the 2017 Stock Award and Incentive Plan (Proposal 4).  The Reporting Persons believe that other shareholders should also vote in a similar manner at the Annual Meeting.  The Reporting Persons do not intend to solicit proxies with respect to the annual meeting and nothing herein is intended as a solicitation of proxies.

The Reporting Persons have engaged and/or expect to engage with the Issuer’s management, Board and shareholders, as well as other persons including but not limited to providers of corporate governance research and recommendations, with respect to these matters as well as other matters relating to the Issuer.  Such engagement may include discussions with respect to one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D; provided, however, that the Reporting Persons do not intend to engage in any control transaction or any contested solicitation with respect to the election of directors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Reporting Persons’ investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer.

    (a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon the 45,287,030 shares of Common Stock outstanding as of May 1, 2017, as disclosed in the Issuer’s Form 10-Q filed with the SEC on May 5, 2017.

GIM LLP has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 24,317 such shares of Common Stock and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 3,389,852 such shares of Common Stock. GIM Fund LLC has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 720,390 such shares of Common Stock, representing 1.6% of the outstanding shares of Common Stock. GIM US LLP has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 1,636,993 such shares of Common Stock, representing 3.6% of the outstanding shares of Common Stock. GIM Fund plc has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 973,803 such shares of Common Stock, representing 2.2% of the outstanding shares of Common Stock.

(c) Schedule II hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days. The transactions described in Schedule II were effected through brokers.

(d) Owners of the individual subject accounts managed by the Reporting Persons may under certain circumstances have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

From time to time, each of the Reporting Persons may lend portfolio securities, including the Shares, to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender on demand and typically the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1:              Joint Filing Agreement, dated May 8, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2017

GENERATION INVESTMENT MANAGEMENT LLP

By:	/s/ Alexander Marshall
Name: Alexander Marshall
Title: General Counsel & Chief Compliance Officer

GENERATION INVESTMENT MANAGEMENT US LLP
By: Generation Investment Management Services LLC Its: Partner

By:	/s/ Peter Harris
Name: Peter Harris

GENERATION IM FUND PLC

By:	/s/ Peter Harris
Name: Peter Harris
Title: Director

GENERATION IM GLOBAL EQUITY FUND LLC

By:	/s/ Peter Harris
Name: Peter Harris

SCHEDULE I

The name of each director of GIM Fund plc is set forth below.

The business address of each person listed below is Georges Court, 54-62 Townsend Street, Dublin 2, Ireland.

David Blood and Peter Knight are each citizens of the United States of America. Peter Harris is a citizen of England. James Deeny and Eimear Cowhey are each citizens of Ireland. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
David Blood	Partner, GIM LLP
Peter Knight	Partner, GIM LLP
Peter Harris	Partner, GIM LLP
James Deeny	Independent Director
Eimear Cowhey	Lawyer

SCHEDULE II

Trade Date	Buy / Sell	Number of Shares	Beneficial Owner	Price Per Share
3/14/2017	Sell	1,000	GIM LLP and GIM US LLP	111.1785
3/14/2017	Buy	10,062	GIM LLP	111.1746
3/30/2017	Buy	9,803	GIM LLP and GIM US LLP	109.4228
3/31/2017	Sell	1,991	GIM LLP and GIM US LLP	111.1742
4/3/2017	Buy	15,009	GIM LLP, GIM Fund LLC and GIM US LLP	109.3894
4/12/2017	Buy	4,400	GIM LLP	105.6341
4/18/2017	Buy	17,578	GIM LLP	106.1371
5/2/2017	Sell	1,600	GIM LLP and GIM US LLP	115.6444
5/3/2017	Buy	6,494	GIM LLP	114.9405

EXHIBIT 99.1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  May 8, 2017

GENERATION INVESTMENT MANAGEMENT LLP

By:	/s/ Alexander Marshall
Name: Alexander Marshall
Title: General Counsel & Chief Compliance Officer

GENERATION INVESTMENT MANAGEMENT US LLP
By: Generation Investment Management Services LLC Its: Partner

By:	/s/ Peter Harris
Name: Peter Harris

GENERATION IM FUND PLC

By:	/s/ Peter Harris
Name: Peter Harris
Title: Director

GENERATION IM GLOBAL EQUITY FUND LLC

By:	/s/ Peter Harris
Name: Peter Harris